Law Offices of
Dieterich & Mazarei
11300 W. Olympic Boulevard, Suite 800
Los Angeles, California 90064
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venturelaw@gmail.com

December 2, 2008

Evan S. Jacobson
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-4561

Re:	Micro Imaging Technology, Inc. Preliminary Proxy Statement on Schedule 14C Filed October 17, 2008 File No. 000-16416

Dear Mr. Jacobson:

     Please accept this letter as Micro Imaging Technology, Inc.’s response to your letter, dated October 27, 2008.

     With regard to comments 1 through 3, the Company has filed an amended Preliminary Proxy Statement on Schedule 14C (PRER 14C). That filing contained the following information:

      “PURPOSE AND EFFECT OF THE PROPOSED AMENDMENT

     The Board of Directors believes that it is in the Company's best interest to increase the number of authorized shares of Common Stock in order to provide the Company with adequate flexibility in the future. The Company is contemplating the advisability of acquiring other companies or rights to properties or strategic alliances with third parties (each a "Strategic Transaction"). In connection with these contemplated acquisitions, the Company may wish to use shares of Common Stock to raise sufficient funding for, or as all or part of the consideration required to effect any Strategic Transaction. The Board believes that the proposed increase in its number of authorized shares of Common Stock desirable to maintain the Company's flexibility in its ability to raise additional capital and in choosing the form of consideration to be used to fund a potential Strategic Transaction. The Board of Directors will make the determination for future issuance of authorized shares of Common Stock, and such determinations will not require further action by the shareholders, unless required by law, regulation or stock market rule. While the Company, from time to time, considers potential Strategic Transactions that may require the issuance of shares of Common Stock and has had preliminary discussions with third parties regarding potential Strategic Transactions, as of the date of this Proxy Statement, the Company has not entered into any agreements or arrangements that will or could result in any such Strategic Transaction. There can be no assurance that any such preliminary discussions will result in any Strategic Transaction.

     The Board also believes that the advisability of additional shares of Common Stock will provide the Company with the flexibility to issue shares for a variety of other purposes that the Board of Directors may deem advisable without further action by the Company's shareholders, unless required by law, regulation or stock market rule. These purposes could include, among other things, the sale of stock to obtain additional capital funds, the use of additional shares for various equity compensation and other employee benefit plans, and other bona fide corporate purposes. In some situations the issuance of additional shares could have a dilutive effect on earnings per share and, for a person who does not purchase additional shares to maintain his or her pro rata interest, on a shareholder's percentage voting power in the Company.

     In addition, depending upon the nature and terms thereof, such issuances could enable the Board to render more difficult or discourage an attempt to obtain a controlling interest in the Company or the removal of the incumbent Board and may discourage unsolicited takeover attempts which might be desirable to shareholders. For example, the issuance of shares of Common Stock in a public or private sale, merger or similar transaction would increase the number of the Company's outstanding shares, thereby diluting the interest of a party seeking to take over the Company.

     Holders of Common Stock do not have preemptive rights to subscribe to additional securities that may be issued by the Company. This means that current shareholders do not have a prior right to purchase any new issue of Common Stock of the Company in order to maintain their proportionate ownership interest.

     Accordingly, the issuance of additional shares of Common Stock might dilute, under certain circumstances, the ownership and voting rights of shareholders.

     The Board of Directors did not propose this Amendment in response to any effort to accumulate the Company's stock or to obtain control of the Company by means of a merger, tender offer or solicitation in opposition to management. In addition, the Amendment is not part of any plan by management to recommend a series of similar amendments to the Board of Directors and the shareholders. Finally, the Board does not currently contemplate recommending the adoption of any other amendments to the Articles of Incorporation that could be construed to affect the ability of third parties to take over or change control of the Company.”

Additionally, the Company hereby confirms that it does not presently have any plans, proposals or arrangements to issue any of the newly available authorized shares of common stock for any purpose, including future acquisitions or financings.

If you have any questions or require any further information, please feel free to contact this office at any time.

Sincerely,
DIETERICH & MAZAREI

/s/ Christopher H. Dieterich
Christopher H. Dieterich
Counsel to Micro Imaging Technology, Inc.